Exhibit 99.1

Blue Hat Interactive Entertainment Technology Opens First Augmented Reality Play-Based Learning Center in China

XIAMEN, China, Oct. 3, 2019 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games and toys in China, today announced it has opened its first play-based learning center in Xiamen, China, featuring the Company’s AR games and educational content.

Leveraging Blue Hat’s research and development in AR technology, the play-based learning center is aimed at providing an immersive learning experience for children ages 1 through 7 across health, language, social and emotional, science, and art subjects. The courses offered in the play-based learning center focus on developing children’s skills in eight areas, including motor skills, cognitive skills, concentration and memorization, creativity and imagination, social and emotional skills, leadership, teamwork, and understanding rules and solving problems.

“We are very excited to open our first AR play-based learning center,” said Xiaodong Chen, Chief Executive Officer of Blue Hat. “We believe our AR technology leads the trend in early childhood education, as the tools and content we develop enrich children’s learning processes with immersive, real-life experiences. Our goal is to cultivate a fun environment, guided by our teachers, that enables young learners to explore their interests as well as develop core skills for school.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net